Exhibit 99.1

NR 14-08

GOLD RESERVE INC. TO CONTINUE INTO ALBERTA

SPOKANE, WASHINGTON, September 9, 2014

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) is pleased to report that its shareholders overwhelmingly approved the continuance of the Company from the Yukon Territory to the Province of Alberta, Canada at the special meeting held for that purpose on September 5, 2014.  The Company intends to complete all necessary filings to complete the continuance of the Company under the Alberta Business Corporations Act as soon as practicable.

Further information about the continuance can be found in the management information circular prepared for the special meeting dated August 7, 2014, a copy of which is available for review on the Company’s website at www.goldreserveinc.com, and at www.sec.gov and www.sedar.com  .

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” or “forward-looking information” as such terms are defined under applicable U.S. and Canadian securities laws (collectively referred to herein as “forward-looking statements”) with respect to the proposed continuance of the Company into the Province of Alberta. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies such as, among other things, the assumption that the Company will receive the required regulatory approval to leave the Yukon.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks, that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements

Factors that could cause actual results to differ materially from those in the forward-looking statements, include the inability of the Company to receive the required regulatory approvals to leave the Yukon and to subsequently continue into Alberta in a timely manner, if at all.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable U.S. or Canadian securities laws.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”